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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


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                                (Name of Issuer)

                              SUN COMMUNITIES, INC.
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                         (Title of Class of Securities)

                                  COMMON STOCK
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                                 (CUSIP Number)

                                    866674104
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

  GARY A. SHIFFMAN, 27777 FRANKLIN ROAD, SUITE 200, SOUTHFIELD, MICHIGAN 48034
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             (Date of Event which Requires Filing of this Statement)

                                DECEMBER 31, 2006


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER


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CUSIP No.  866674104

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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only). GARY A. SHIFFMAN

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)      .............................................................

          (b)      .............................................................

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     3.   SEC Use Only..........................................................

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     4.   Source of Funds (See Instructions) SC/PF

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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) .........................................................

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     6.   Citizenship or Place of Organization UNITED STATES

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  Number of        7.       Sole Voting Power  1,611,705(1)(2)

  Shares           -------------------------------------------------------------

  Bene-ficially    8.       Shared Voting Power  453,841(3)

  by Owned by      -------------------------------------------------------------

  Each Reporting   9.       Sole Dispositive Power  1,611,705(1)(2)

  Person With      -------------------------------------------------------------

                   10.      Shared Dispositive Power  453,841(3)

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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,065,546(1)(2)(3)

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     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions) [X]

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     13.  Percent of Class Represented by Amount in Row (11) 10.95%(4)

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     14.  Type of Reporting Person (See Instructions) IN

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(1)  Includes: (a) 554,222 Common OP Units of Sun Communities Operating Limited
     Partnership that are convertible into Common Stock on a one-for-one basis (the "OP Units"); (b) 75,000 shares of Common Stock that may be acquired pursuant to options exercisable within sixty days of December 31, 2006; and
     (c) 56,250 shares of restricted stock that the Reporting Person does not have the right to vote until such time as certain performance criteria are met.

(2) The Reporting Person disclaims beneficial ownership of 3,000 OP Units and 2,300 shares of Common Stock held by family members because he does not have a pecuniary interest in such OP Units and shares of Common Stock.

(3) Shares of Common Stock owned by certain limited liability companies of which the Reporting Person is a member and a manager.

(4) Based on 18,226,467 shares of Common Stock outstanding as of December 31, 2006.


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ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Schedule 13D (this "Statement") relates is the Common Stock (the "Common Stock") of Sun Communities, Inc., a Maryland corporation (the "Company"). The address of the principal office of the company is 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Gary A. Shiffman, a resident of the State of Michigan (the "Reporting Person").

     (b) The principal business address of the Reporting Person is 27777 Franklin Road, Suite 200, Southfield, Michigan 48034.

     (c) The principal business of the Reporting Person is Chief Executive Officer of the Company. The Reporting Person is also a member of the Board of Directors of the Company.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar civil infractions or misdemeanors).

     (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding as a result of which he is subject to a judgement, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person owns the securities of the Company for investment purposes and may from time to time increase or decrease his position in the Company's securities. The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as would occur as a result of the purchase of additional securities of the Company. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the investments in the Company as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the shares of Common Stock or changing his intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate percentage of shares of Common Stock reported owned beneficially by the Reporting Person is based upon 18,226,467 shares outstanding as of December 31, 2006. The Reporting Person beneficially owns 2,065,546 shares of Common Stock, constituting approximately 10.95% of the shares of Common Stock outstanding. The Reporting Person disclaims beneficial ownership of 3,000 OP Units and 2,300 shares of Common Stock held by family members because he does not have a pecuniary interest in such OP Units or shares of Common Stock.

     (b) The Reporting Person has shared dispostive power with respect to 453,841 shares of Common Stock held by certain limited liability companies of which the Reporting Person is a member and a manager.

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     (c)  There have been no transactions in the Company's Common Stock in the last sixty days by the Reporting Person.

     (d) The Reporting Person has the right to receive dividends on, or proceeds from the sale of, the 1,606,405 shares of Common Stock and OP Units owned by him. The Reporting Person and the other members of the limited liability companies referenced have the right to receive their respective pro-rata portions of the dividends on, or proceeds from the sale of, the 453,841 shares of Common Stock owned by such limited liability companies. Members of the Reporting Person's family have the right to receive dividends on, or proceeds from the sale of, the 3,000 OP Units and 2,300 shares of Common Stock owned by them. Other than as disclosed above, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the subject shares of Common Stock and OP Units.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See the disclosure regarding such contracts, arrangements, understandings or relationships in the Company's annual reports on Form 10-K and Annual Proxy Statements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Gary A. Shiffman
                                      ------------------------------------------
                                                Gary A. Shiffman

Dated:  February 13, 2007